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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                           RICHARDS & ASSOCIATES, P.C.
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                              ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                December 30, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
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                                  SCHEDULE 13D

CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      / /

         (b)      /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.75%

(14)     TYPE OF REPORTING PERSON:  IN


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         This Amendment No. 5 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 1999 (as amended, the "Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This Amendment No. 5 is being filed by Susan Hirt Hagen ("Mrs. Hagen").

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On December 30, 2002, Mrs. Hagen delivered a Notice of Shareholder Proposals With Respect to 2003 Annual Meeting (the "Notice") to the Nominating Committee and to the Secretary of the Company in accordance with the advance notice provisions of the Company's Bylaws. The Notice describes several proposals that she intends to submit to shareholders in connection with the 2003 Annual Meeting. The text of the Notice, together with a letter delivered to the Company in connection therewith, are attached hereto as Exhibits and are incorporated herein by reference.

         The first is a proposal that the individuals named in the Notice (the "Candidates"), including Mrs. Hagen, be considered by the Nominating Committee for inclusion on its slate for election as Directors at the 2003 Annual Meeting. Mrs. Hagen also has indicated that she assumes that the other three independent Directors (as defined by the proposed new NASDAQ listing standards) currently serving on the Board will be renominated by the Nominating Committee to stand for election at the Annual Meeting but, if they are not, she reserves the right to renominate any or all of them at the 2003 Annual Meeting. Mrs. Hagen has further notified the Company that, depending on the slate nominated by the Nominating Committee, as a Class B voting shareholder, she intends to nominate a group of candidates that will include herself and individuals from the list of the Candidates in the Notice and could also include the other independent Directors currently serving on the Board, should that prove necessary.
Mrs. Hagen has also indicated that she would expect and support the renomination of President and CEO Jeffrey Ludrof and Board Chairman F. William Hirt, her co-Trustee of the H.O. Hirt Trusts.

         Mrs. Hagen believes that the Candidates are highly qualified, experienced and genuinely independent individuals committed to advancing the basic business values and standards established and observed by her late father, H.O. Hirt, co-founder of the Erie Indemnity Company and the Erie Insurance Exchange, and to strengthening the long-term health and well-being of all of the companies comprising the Erie Group (including the Erie Insurance Exchange) for the benefit of their shareholders, policyholders and other constituencies. Each Candidate has agreed to be named a nominee for election as Director of the Company at the 2003 Annual Meeting and to serve if nominated and elected as a Director.


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         Mrs. Hagen has indicated to the Company that she believes it is important to increase the number and percentage of independent Directors on the Board. To that end, she believes that the Company should implement the corporate governance principles proposed by the Nasdaq Stock Market by the time of the 2003 Annual Meeting. Rather than increasing the size of the Board to add new independent Directors, she believes that the currently authorized 13 is a workable size for this Board. Mrs. Hagen has indicated to the Company that she believes that larger boards can be unwieldy, encumbering the ability of the board to act effectively and efficiently with the full participation and input of all its members. She believes that the shareholders will have an attractive pool of qualified and independent candidates from which to choose at the 2003 Annual Meeting: the Candidates, the other independent Directors currently serving on the Board and any other appropriate independent candidates who may be nominated by any other voting shareholder or by the Nominating Committee at the 2003 Annual Meeting.

         The Notice also proposes five amendments to the Company's Bylaws for consideration by the shareholders at the 2003 Annual Meeting. These proposals are intended to give effect to Mrs. Hagen's belief that the Company's voting shareholders, including the H.O. Hirt Trusts, should have the last word on the size and composition of the Board. The FIRST proposal would amend the current advance notice bylaw to require the Company to publicly disclose the names of the Nominating Committee's nominees for election as Directors at each annual meeting of shareholders in advance of the date of such meeting, and permit the two dozen or so voting shareholders sufficient time thereafter within which to consider and propose the nomination of candidates to stand for election to the Board, while leaving in place the current provisions which permit any shareholder, whether or not entitled to vote, to propose appropriate candidates for the Nominating Committee to consider. The SECOND proposed amendment would give shareholders a better opportunity to submit proposals (other than in connection with the election of Directors) for a vote of shareholders at annual meetings by moving the period during which such proposals may be submitted under the Company's advance notice bylaw to a date closer to the annual meeting, that is, not less than 60 nor more than 120 days prior to the first anniversary of the prior year's annual meeting. The THIRD proposed amendment would fix the size of the Board at its current authorized size of 13 and provide that such number cannot be changed except by a vote of the shareholders. The FOURTH proposed amendment would eliminate the power of the Board to fill any vacancies and newly created directorships and vest such power exclusively in the shareholders. The FIFTH and final proposed amendment would ensure that the foregoing amendments to the Bylaws can only be amended in the future by the shareholders of the Company, for whose benefit such amendments are being proposed.

         Except as described above in this Item, Mrs. Hagen has no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

         11. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals for the 2003 Annual Meeting, dated December 30, 2002.


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         12.      Notice of Shareholder Proposals for the 2003 Annual Meeting,
                  dated December 30, 2002.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Susan Hirt Hagen
                                       --------------------

                                       Susan Hirt Hagen

December 30, 2002


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                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------

1. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999 (previously filed in Amendment No. 1 to the
         Schedule 13D dated December 29, 1999).

2. Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999 (previously filed in Amendment No. 1 to the
         Schedule 13D dated December 29, 1999).

3. Form of Indemnification Agreement by and between Mrs. Hagen and each Hagen Nominee (previously filed in Amendment No. 1 to the Schedule 13D dated December 29, 1999).

4. Complaint, Motion for a Preliminary Injunction and a Supporting Memorandum of Law filed on March 9, 2000 by Susan Hirt Hagen in the Court of Common Pleas, Erie County, Pennsylvania against the Company (previously filed in Amendment No. 2 to the Schedule 13D dated March 9,
         2000).

5. Opinion and Order of April 24, 2000 by Hon. William R. Cunningham, President Judge, Court of Common Pleas, Erie County, Pennsylvania, 83 Erie County L.J. 120 (C.P. Erie Cty. 2000) (previously filed in Amendment No. 3 to the Schedule 13D dated January 12, 2001).

6. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001 (previously filed in Amendment No. 3 to the
         Schedule 13D dated January 12, 2001).

7. Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001 (previously filed in Amendment No. 3 to the
         Schedule 13D dated January 12, 2001).

8. Form of Indemnification Agreement by and between Mrs. Hagen and each of the Hagen Nominees who is not currently serving as a director of the Company (previously filed in Amendment No. 3 to the Schedule 13D dated January 12, 2001).

9. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2002 Annual Meeting, dated December 28, 2001 (previously filed in Amendment No. 4 to the
         Schedule 13D dated December 28, 2001).


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10.      Notice of Shareholder Proposals With Respect to 2002 Annual Meeting,
         dated December 28, 2001 (previously filed in Amendment No. 4 to the
         Schedule 13D dated December 28, 2001).

11. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals for the 2003 Annual Meeting, dated December 30, 2002.

12. Notice of Shareholder Proposals for the 2003 Annual Meeting, dated December 30, 2002.


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